Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.
                                            ATTORNEYS AND COUNSELORS AT LAW
                                                            Daniel H. April
                                                                 Janet Clow
                                                        David F. Cunningham
                                                           Patrick J. Dolan
                                                             John M. Hickey
                                                       C.W.N. Thompson, Jr.


                                   January 14, 2013

                                        Via EDGAR correspondence and E-Mail
Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C.  20549


   Re:  Thornburg Investment Trust
      Registration Number under the Securities Act of 1933: 33-14905 Registration Number under the Investment Company Act of 1940: 811-05201

Dear Mr. Eskildsen:

     I outline below the above-referenced registrant's responses to the comments received from the staff on December 28, 2012 respecting its post-effective amendment no. 85 to its Registration Statement on Form N-1A, filed on November 28, 2012.

     Unless otherwise specified, revisions to the registration statement described below are expected to be made in substantially the same form described, in the registrant's post-effective amendment which is expected to be filed on or about January 27, 2013. In those instances where we identify disclosure items analogous to the items which were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures.

Thornburg Funds Prospectus and Related Summary Prospectuses

     1.  Limited Term National Fund, "Management-Co-Portfolio Managers" (page
6). The staff stated its view that the instructions relating to Item 5 of Form N-1A neither require nor permit a disclosure of the terms of service of an individual with the investment advisor to the identified Fund, and requested that the information in this portion of the prospectus respecting the terms of service of the identified co-portfolio managers with the investment advisor be deleted or moved to another portion of the prospectus.

         Response. We understand that this comment also relates to analogous disclosures elsewhere in the prospectuses and related summary prospectuses comprised in the above-referenced amendment. While we question the staff's view respecting the extent to which information not specifically required by the instructions to Form N-1A respecting this disclosure item may be displayed in this portion of the prospectus, we advise you that the registrant will effect the requested deletions.

     2. Intermediate National Fund, "Annual Fund Operating Expenses" table, footnote 3 (page 7). The staff noted the disclosure respecting agreements of Thornburg Investment Management, Inc. and Thornburg Securities Corporation to waive fees and reimburse expenses incurred by the Fund as more specifically described in the footnote, and requested the registrant to confirm that the relevant agreement will be filed as an exhibit to the registrant's registration statement.

         Response. We understand that this comment also relates to analogous disclosures elsewhere in the prospectuses and related summary prospectuses comprised in the above-referenced amendment. We confirm to you, on the registrant's behalf, that the agreement among Thornburg Investment Management, Inc., Thornburg Securities Corporation and the registrant will be filed as an exhibit to the post-effective amendment expected to be filed on or about January 27, 2013 in accordance with Rule 485(b) under the Securities Act of 1933.

     3. Intermediate New York Fund, "Principal Investment Risks" (page 23). The staff observed that a formatting error had merged the disclosures pertaining to "Liquidity Risk" and "Single State Risk."

         Response.  The registrant will correct this error.

     4. Strategic Income Fund, "Explanation of Acquired Fund Fees and Expenses" (page 31). The staff requested that this disclosure be moved to another location in the prospectus outside the "summary" portion of the prospectus which we understand to coincide with the disclosures required by Items 2 through 8 of Form N-1A.

         Response. We understand that this comment also relates to analogous disclosures elsewhere in the prospectuses and related summary prospectuses comprised in the above-referenced amendment. As I noted briefly in our telephone conversation on December 28, the referenced disclosure was the product of a series of earlier discussions among members of the staff and our office in September and October. These discussions included the submission of drafts of the disclosure and telephone conferences about the drafts, and also ultimately included revisions to the drafts following our conferences with the staff. The purpose in creating the disclosure and placing the disclosure in its current location is to furnish an explanation of "acquired fund fees and expenses" and the actual effect of those fees and expenses on the Fund for persons reading the line item for "Acquired Fund Fees and Expenses" in the "Annual Fund Operating Expenses" table as required by Instruction 3(f) to Item 3 of Form N-1A. In view of these circumstances, the registrant expects to retain the referenced disclosure in its current location.

Thornburg Retirement Plan Shares Prospectus and Related Summary Prospectuses

     5. Limited Term U.S. Government Fund, "Annual Fund Operating Expenses" table, footnote 1 (page 3). Expressing the view that the instructions to
Item 5 of Form N-1A neither require nor permit the disclosure included in footnote 1 relating to the potential payment to third parties that provide administrative and retirement and recordkeeping services to retirement accounts, the staff requested that the disclosure be deleted or moved to another portion of the prospectus.

         Response. We understand that this comment also relates to analogous disclosures elsewhere in this prospectus and related summary prospectuses.
We note that this disclosure has appeared in this prospectus for many years, and was included originally to advise potential shareholders of the practice of retirement plan administrators to request and receive payments in support of the described administrative services. Since that time, disclosure of this practice has commenced to be required by instructions to Form N-1A, and is also provided to plans and their participants under regulations issued by the United States Department of Labor. Consequently, we believe that the referenced disclosure is no longer necessary in this particular location, and the registrant will delete the disclosure.

Thornburg Funds Statement of Additional Information

     6. "Swap Agreements, Caps, Floors, and Collars" (pages 25-26). The staff noted the Commission's Investment Company Act Releases 10666 (April 8,
1979) and 29776 (August 31, 2011) and the potential application of guidance in those Releases to investments in total return swaps and related asset segregation by investment companies, observed that additional guidance may be issued in the future, and reminded the registrant of the potential effect on an investment company's management of this guidance.

         Response.  We acknowledge the staff's having noted these releases.

     7. Strategic Municipal Income Fund (investment limitations disclosure) (pages 33-34). Noting the identification of fund investment limitation (v) (relating to the Fund's concentration policy) as non-fundamental, the staff observed that if the limitation relates to concentration, that such a limitation would be expected to be characterized as fundamental. The staff also noted that in the explanation which accompanies this investment limitation, municipal obligations (among certain other investments) will not be considered as falling within an "industry" for purposes of the limitation, and expressed the view that only tax-exempt obligations should be considered as not being within an industry. The staff cited to us Investment Company Act Release No. 9785 (May 31, 1997) in support of its view on this point.

         Response. We agree with the staff's observation respecting the identification of the referenced limitation as fundamental, and the referenced limitation will be relocated to a position with the other fundamental limitations and policies of this Fund.

         Respecting the staff's second comment on this disclosure, and as I advised you earlier today, we do not currently observe any material distinction between tax-exempt and taxable municipal obligations in applying a concentration policy of this type. We concur that the Release cited by the staff in making this comment refers to "tax-exempt" obligations, but the analysis in this authority does not explicitly identify the tax-exempt nature of the obligations as having any significance to the guidance provided by the Release, nor does the analysis in the authority impliedly appear to depend upon the income tax characterization of the obligations. Accordingly, pending the opportunity to discuss this question further with the staff, the registrant currently intends to retain the existing disclosure on this point.

     8. Management. The staff requested additional enhancement to the disclosure provided in response to Item 17(b) of Form N-1A (Leadership Structure and Board of Directors).

         Response. We have prepared and will include in the statements of additional information to be filed later this month as parts of the post-effective amendment to the registrant's registration statement an enhanced disclosure on this point. We will furnish this language to you in a supplemental letter.


Other Matters

     This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described amendment. We understand that the staff's request for this representation, and the registrant's representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

     Please contact me or Dan April with any questions. We appreciate the staff's time and attention to our filings.


                                   Sincerely,

                                   /s/

                                   Charles W.N. Thompson, Jr.

CWNT/clc
File No. 5787.002